Exhibit 23.4

CONSENT OF RALPH E. DAVIS ASSOCIATES, INC.

We, as independent petroleum engineers, hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our reserve reports relating to the proved reserves of gas and oil (including coal bed methane) of the Company as of December 31, 2004.

We further wish to advise that we are not employed on a contingent basis and that at the time of the preparation of our report, as well as at present, neither Ralph E. Davis Associates, Inc. nor any of its employees had, or now has, a substantial interest in CONSOL Energy Inc. or any of its subsidiaries, as a holder of its securities, promoter, underwriter, voting trustee, director, officer or employee.

RALPH E. DAVIS ASSOCIATES, INC.

By:	/s/ Allen C. Barron
Allen C. Barron, P.E.
President

Date:	June 12, 2009